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FOR IMMEDIATE RELEASE

                             DELCHAMPS, INC.
                                   AND
                  JITNEY-JUNGLE STORES OF AMERICA, INC.
                         ANNOUNCE MERGER AGREEMENT

    MOBILE, ALABAMA, and JACKSON, MISSISSIPPI, July 8, 1997: Delchamps, Inc. (Nasdaq NMS: DLCH) and Jitney-Jungle Stores of America, Inc. announced today that they have entered into a definitive merger agreement under which Jitney-Jungle will acquire Delchamps.

    Under the merger agreement, Jitney-Jungle will commence, within five business days, an all-cash tender offer for all of Delchamps' outstanding common stock at a price of $30 per share. Following successful completion of the tender offer, Jitney-Jungle will acquire for the same cash price any shares that are not tendered by means of a merger of Delchamps with a wholly owned subsidiary of Jitney-Jungle.

    Delchamps' Board of Directors has approved the transaction unanimously and has recommended approval by the Delchamps stockholders. Credit Suisse First Boston Corporation is acting as financial advisor to Delchamps in the transaction.

    David W. Morrow, Chairman and Chief Executive Officer of Delchamps, said:
"The combination of these two excellent regional supermarket chains will create a very strong competitor capable of meeting the increasing challenges of the intensely competitive market in the Gulf South region. We expect the combination to benefit our employees and customers, as well as our stockholders."

    "This transaction unites two leading supermarket chains in the southeast," said Michael E. Julian, President and Chief Executive Officer of Jitney-Jungle. "We are excited about the opportunity to better serve the Jitney-Jungle and Delchamps customers by combining the employees, managers and resources of two leading retail companies and building one of the premier supermarket chains."

    The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the offer at least two-thirds of the outstanding Delchamps shares. The offer initially will expire 20 business days after it is commenced, but under certain circumstances will be extended by Jitney-Jungle for up to 60 calendar days from the commencement date if necessary to meet certain conditions, including receipt of regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the consent of holders of Jitney-Jungle's outstanding senior notes. The offer may be


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extended by Jitney-Jungle for up to the same period to enable it to obtain permanent financing for the acquisition. In addition, Jitney-Jungle may extend the offer for up to 90 calendar days from the commencement date under certain other circumstances.

    Jitney-Jungle has obtained commitment letters from Fleet Capital Corporation and from an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation to provide senior bank and subordinated debt financing to fund the tender offer and the merger.

    Delchamps operates 118 supermarkets in Louisiana, Mississippi, Alabama and Florida, and 10 liquor stores in Florida.

    Jitney-Jungle operates a chain of 21 discount stores, 77 conventional stores and 7 combination stores for a total of 105 supermarkets and 53 gasoline stations located throughout Mississippi and in Tennessee, Arkansas, Alabama, Louisiana and Florida.

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FOR FURTHER INFORMATION CONTACT:

Delchamps, Inc.:

     Timothy E. Kullman, Chief Financial Officer
     (334) 433-0437, ext. 217

Jitney-Jungle Stores of America, Inc.:

     Michael E. Julian, President and Chief Executive Officer
     (601) 346-2116